Höganäs

Date/Datum: 18 February 2008

Our ref./Unser Zeichen: /ch

Your letter/Ihre Nachricht vom

Your ref./Ihr Zeichen

[redacted]

08000991

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of
International Corporate Finance

Dear Sir or Madam,

SUPPL

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Christel Hübinette

PROCESSED
MAR 04 2008
THOMSON
FINANCIAL

Encl. Press Release

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon
+46 42 33 80 00

Telefax
+46 42 33 83 60

Telex
72368 HBADMS

PRESS RELEASE

2008 FEB 28 A 11:20

The Election Committee's proposal for Board Members of Höganäs AB

The Election Committee intends to submit the following proposals to the Annual General Meeting on 21 April 2008 regarding election of the Board of Directors:

- The Board of Directors is to consist of eight regular members;
- Re-election of Alrik Danielson, Per Molin, Jenny Lindén Urnes, Bernt Magnusson, Bengt Kjell, Oystein Krogen and Urban Jansson;
- Election of Peter Gossas;
- Per Molin to be re-elected as Chairman of the Board.

Peter Gossas, born in 1949, works for the Sandvik group as head of the Sandvik Materials Technology business area, is a member of Sandvik's group management, a Board member of a number of Sandvik group companies and is Chairman of the Swedish Employers' Association of the Steel and Metal Industry.

Hans-Olov Olsson and Agnete Raaschou-Nielsen have declined re-election.

The Election Committee's complete proposals for resolution at the AGM and other information on the candidates for Board members, as well as a statement of the Election Committee's activities will be published on the company's Website coincident with publication of the notice convening the Meeting. The notice convening the AGM is scheduled for publication on or around 18 March.

HÖGANÄS AB (publ)
Corporate Communications

Höganäs, Sweden, 18 February 2008

END

This is information that Höganäs AB (publ) may be obligated to make public according to the Swedish Securities Exchange and Clearing Operations Act and/or the Financial Instruments Trading Act. The information was submitted for publication at 15.00 on 18 February, 2008.